UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      October 17, 2006

Mr. David C. Ho, Chief Financial Officer
Jed Oil Inc.
Suite 2200, 500 - 4th Avenue SW
Calgary, Alberta, Canada T2P 2V6


      Re:	Jed Oil Inc.
		Registration Statement on Form F-3
      Filed September 26, 2006
		File No. 333-136180

		Form 20-F/A1 for the Fiscal Year Ended December 31, 2005 Filed September 26, 2006
		File No. 1-32000


Dear Mr. Ho:

      We have reviewed your response letter dated September 26, 2006, the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3/A1 Filed September 26, 2006

Exhibits, II-2

1. It will be necessary to obtain and file a consent from the auditors of the financial statements of JMG Exploration Inc. that are included in your filing, which identifies both the firm issuing the consent and the date of the consent.

Form 20-F/A1 for the Fiscal Year Ended December 31, 2005

Financial Statements

Statements of Cash Flows, page F-4

2. We have read your response to prior comment nine in which you indicate that the 2005 financial statements have been rectified to separately identify the loan receivable from a junior oil and gas company and the loan receivable from Enterra Energy Trust. Tell us how the decrease in the loan receivable amount of $4,627,844 in
2004
reconciles to the amounts depicted in your statement of changes in cash flows for the year ended December 31, 2004.

Note 1 - Significant Accounting Policies, page F-7

g)  Property and Equipment, page F-8

3. Please expand your disclosure to clarify how estimated future expenditures to be incurred in developing and producing proved reserves are taken into account when conducting your ceiling test computations.

Note 4 - Property and Equipment, page F-11

4. We note you have added disclosure of the amount of future development costs that were subject to amortization as of December 31,
2005 in response to prior comment 11. Please reconcile this amount of
$49.8 million to the corresponding disclosure utilized in your computation of the standardized measure of oil and gas reserves, appearing under the general heading of Information About the Company, of $45.5 million. Also, since you disclose property acquisition costs amounting to $35.6 million and $8.9 million for 2005 and 2004 on page
F-4, and make reference to seismic costs excluded from your amortization base under this heading, it is unclear why you state in your reply that you do not incur property acquisition costs or exploration costs. Further disclosure appears to be required under
Rule 4-10(c)(7) of Regulation S-X.  We reissue prior comment 11.

                                                  * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracie Towner at (202) 551-3744 or Karl
Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.
      					Sincerely,



      					H. Roger Schwall
      Assistant Director

cc: 	Kimberly R. Anderson
      Dorsey & Whitney LLP
      (206) 903-8820
Mr. David C. Ho
Jed Oil Inc.
October 17, 2006
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